November 18, 2019

Eric Levin
Chief Financial Officer
Warner Music Group Corp.
1633 Broadway
New York, NY 10019

       Re: Warner Music Group Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 8, 2019
           CIK No. 0001319161

Dear Mr. Levin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Dividend Policy, page 47

1. We note your response to comment 2, and that the Secured Notes Indenture, the Senior
       Notes Indenture, the Revolving Credit Agreement and the Senior Term Loan Credit
       Agreement each contain certain provisions that restrict the payment of dividends, subject to certain exceptions. Please revise to describe in further detail the most significant contractual provisions that restrict the payment of dividends.
 Eric Levin
FirstName LastNameEric Levin
Warner Music Group Corp.
November NameWarner Music Group Corp.
Comapany 18, 2019
Page 2
November 18, 2019 Page 2
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services